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                       CORP BANCA: FIRST HALF 2006 RESULT

Santiago, Chile, August 1, 2006 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first half of 2006. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of June 30, 2006 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at the rate of Ch$547.31 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of June 30, 2006.

               CONSOLIDATED RESULTS FOR CORP BANCA FIRST HALF 2006

o    ANALYSIS OF RESULTS

CORP BANCA recorded net income of Ch$17,845 million for the first six months of 2006. This represents a 29.9% decrease as compared to the same period in 2005, mainly due to a Ch$8,551 million decrease in gross margin and a Ch$2,572 million increase in operating expenses; partially offset by a Ch$1,050 million decrease in other non-operating expenses.

The following table shows certain information relating to the composition of our consolidated net income for the six months ended June 30, 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      CHANGE BETWEEN     PERCENTAGE CHANGE
                                              SIX MONTHS ENDED    SIX MONTHS ENDED    2005 AND 2006      BETWEEN 2005 AND
                                               JUNE 30, 2005      JUNE 30, 2006          PERIODS           2006 PERIODS
-------------------------------------         ----------------    ----------------    ---------------    ------------------
Gross margin                                            72,493              63,942             (8,551)               (11.8%)
Operating expenses                                     (28,930)            (31,502)            (2,572)                 8.9%
Provisions for loan losses                              (8,173)             (7,788)               385                 (4.7%)
Income attributable to investments in
 other companies                                            99                 366                267                269.3%
Other non-operating expenses                            (1,099)                (48)             1,050                (95.6%)
Net loss from price-level restatement                   (2,865)             (3,563)              (698)                24.3%
Net income before taxes                                 31,525              21,408            (10,118)               (32.1%)
Income tax provisions                                   (6,064)             (3,563)             2,501                (41.2%)
Net income                                              25,462              17,845             (7,617)               (29.9%)

Gross Margin. The following table shows certain information relating to the composition of Corp Banca's gross margin for the six months ended June 30, 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      CHANGE BETWEEN     PERCENTAGE CHANGE
                                              SIX MONTHS ENDED    SIX MONTHS ENDED    2005 AND 2006      BETWEEN 2005 AND
                                               JUNE 30, 2005      JUNE 30, 2006          PERIODS           2006 PERIODS
-------------------------------------         ----------------    ----------------    ---------------    ------------------
Net interest revenue                                    55,573             51,811             (3,762)                 (6.8%)
Fees and income from services, net                      10,115             13,515              3,400                  33.6%
Gains from trading activities, net                       9,359              3,382             (5,978)                (63.9%)
Foreign exchange transactions, net                        (521)               708              1,229                (235.9%)
Other operating income, net                             (2,033)            (5,473)            (3,440)                169.2%
Gross margin                                            72,493             63,942             (8,551)                (11.8%)

Net interest revenue, as adjusted (*)                   55,340             50,262             (5,078)                 (9.2%)
Foreign Exchange rate earnings, as
  adjusted (*)                                            (288)             2,256              2,545                (882.7%)

(*) includes exchange rate earnings derived from forward contracts held by CORP BANCA for hedging purposes

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Our gross margin decreased by Ch$8,551 million, or 11.8%, in the six months ended June 30, 2006 as compared to the same period in 2005. This decrease mainly reflects the Ch$5,978 million, or 63.9%, decrease in gains from trading activities, net.

In prior periods, gains from trading activities, net, which reflects the results of trading in our investment portfolio, have provided us with an important source of cash flow and revenues. However, due to increases in prevailing interest rates in Chile toward the end of 2005, our investment portfolio generated losses when marked to market, which were recorded as reserves in shareholders' equity. Subsequently, we voluntarily decided to gradually liquidate our investment portfolio, and, accordingly, recognize the aforementioned losses. On the other hand, by taking this decision, we believe that we have reduced significantly our exposure to potential losses in our trading portfolio due to fluctuations in prevailing interest rates.

Our net interest revenue also decreased in the six months ended June 30, 2006 as compared to the same period in 2005. This decrease of Ch$3,762 million is also primarily explained by the decrease in our trading securities portfolio because we no longer receive interest revenues in connection with the liquidated assets.

Other operating income, net, decreased by Ch$3,440 million, or 169.2%, in the six months ended June 30, 2006 as compared to the same period in 2005, due largely to an increase in sales force expenses relating to the growth in our consumer loan, credit card and residential mortgage loan portfolios.

On the other hand, fees and income from services increased by Ch$3,400 million, or 33.6%, in the six months ended June 30, 2006 as compared to same period in 2005. This increase is a consequence of our efforts to increase fees in line with what we believe to be the market standard and to improve our fee collection processes, in each case mainly with respect to products oriented to retail banking customers (such as checking accounts and credit cards). We believe that the acceptance by our customers of these changes evidences a high level of customer loyalty relating to Corp Banca's products and services.

Operating Expenses. The following table shows certain information relating to the composition of Corp Banca's operating expenses for first half of 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      CHANGE BETWEEN     PERCENTAGE CHANGE
                                              SIX MONTHS ENDED    SIX MONTHS ENDED    2005 AND 2006      BETWEEN 2005 AND
                                               JUNE 30, 2005      JUNE 30, 2006          PERIODS           2006 PERIODS
-----------------------------------           ----------------    ----------------    ---------------    ------------------
Personnel salaries and expenses                        (18,180)           (19,697)            (1,517)                  8.3%
Administrative and other expenses                       (8,167)            (9,217)            (1,050)                 12.8%
Depreciation and amortization costs                     (2,582)            (2,587)                (6)                  0.2%
Total operating expenses                               (28,930)           (31,502)            (2,572)                  8.9%

Our operating expenses increased by Ch$2,572 million, or 8.9%, in the six months ended June 30, 2006 compared to same period in 2005. This increase was attributable to higher personnel salaries and expenses, which rose by Ch$1,517 million, or 8.3%, from Ch$18,180 million in the six months ended June 30, 2005 to Ch$19,697 million in the same period in 2006, reflecting our hiring of additional personnel to handle increased business activity in both commercial and operational activities. In addition, administrative and other expenses increased by Ch$1,050 million, or 12.8%, in the same period due primarily to increased expenditures on marketing campaigns and branches leasing. These increased operating expenses had a negative impact on the efficiency ratio of the bank, which reached 49.3% as of June 30, 2006 (55.3% as of March 31, 2006), as compared to 39.9% as of June 30, 2005.

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                             Phone: 56 (2) 687 8000

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Price-level Restatement. During the six months ended June 30, 2006, we recorded net expenses from price-level restatement of Ch$3,563 million, representing an increase of Ch$698 million, or 24.3%, as compared to net expenses from price-level restatement of Ch$2,865 million in the same period in 2005. This increase reflects the higher inflation rate in Chile in the 2006 period as compared to the 2005 period, and our higher capital base for the current year.

Other Indicators. Corp Banca's annualized return on equity slid from 13.9% in the six months ended June 30, 2005 to 9.2% in the same period in 2006 due to the negative impact of the liquidation of the majority of our investment portfolio and the increase in our equity base resulting from the capitalization of 50.0% of our 2005 net income. On a pre-tax basis, our return on equity in the six months ended June 30, 2006 would have been 11.0% (9.5% for the three months ended March 31, 2006).

Meanwhile, our net interest margin (net interest revenue over interest-earning assets) remained flat, at 3.3%.

o    BUSINESS ACTIVITY

Loan Portfolio. Our total loan portfolio (net of interbank loans) amounted to Ch$3,005,871 million as of June 30, 2006, representing 8.9% growth in real terms during the 12-month period then ended, which was lower than the 15.6% growth recorded by the Chilean banking sector for the same period. In addition, our loan portfolio market share in Chile decreased from 6.6% as of June 30, 2005 to 6.2% as of June 30, 2006. On the other hand, this decrease also reflects the results of our strategy of targeting loans to small- and medium-sized businesses. While loans in this sector tend to be for lower amounts than loans to larger corporations, they generate more favorable financial margins for us.

According to the Chilean Superintendency of Banks, as of June 30, 2006 Corp Banca posted twelve-month growth of 25.5% in loans to individuals, while the industry average was 18.8%.

The following table sets forth certain information with respect to Corp Banca's loan portfolio, by loan type, as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                   Change between     Percentage change
                                                                    As of          2005 and 2006      between 2005 and
                                          As of June 30,2005    June 30, 2006         periods          2006 periods
---------------------------------------   -----------------   ----------------    ---------------    ------------------
Commercial(*)                                     1,299,905           1,357,330            57,424                4.4%
Consumer(*)                                         321,587             386,046            64,460               20.0%
Foreign trade                                       243,585             252,878             9,293                3.8%
Housing mortgages                                    90,526             136,722            46,195               51.0%
Commercial mortgages                                199,295             190,378            (8,917)              (4.5%)
Other commercial mortgages                            1,405               1,665               260               18.5%
Other housing mortgages                             113,360             137,013            23,653               20.9%
Leasing contracts                                   202,317             218,883            16,566                8.2%
Factored receivables                                 43,810              58,204            14,393               32.9%
Contingent                                          220,735             238,307            17,572                8.0%
Past due loans                                       23,068              28,295             5,226               22.7%
Other outstanding loans                                 192                 151               (41)             (21.4%)
Total loans (excluding interbank loans)           2,759,786           3,005,871           246,085                8.9%

(*) Includes overdrafts

The loan types that demonstrated the highest growth in relative terms were residential mortgage loans (comprised of the Housing mortgages and Other housing mortgages lines in the above table), with a 34.3% increase as of June 30, 2006, as compared to June 30, 2005, factoring loans with a 32.9% and consumer loans, with a 20.0% increase during the same period.

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The 34.3% increase in residential mortgages loans easily outpaced the 16.7%
growth reported for this loan type in the Chilean banking sector for the same period. This growth allowed us to increase our residential mortgage loan market share in Chile from 2.4% as of June 30, 2005 to 2.8% as of June 30, 2006.

Other Indicators. For the six months ended June 30, 2006, we had a risk index (allowances for loan losses over total loans) of 1.5%, which compares favorably to our 1.6% risk index for the same period in 2005 and is in line with the 1.5% risk index for the Chilean banking sector for the same period of current year. The improvement in the risk index was due mainly to changes in the composition of our loan portfolio, despite the fact that past due loans increased from 0.8% of total loans (net of interbank loans) as of June 30, 2005 to 0.9% as of June 30, 2006. Reported past due loans over total loans (net of interbank loans) for the Chilean banking sector were 0.8% as of June 30, 2006.

Our coverage ratio, measured as allowances for loan losses over past due loans, decreased from 196.3% as of June 30, 2005 to 163.5% as of June 30, 2006. The Chilean banking sector recorded a coverage ratio of 183.7% as of June 30, 2006. Notwithstanding the decrease in our coverage ratio, we believe that this ratio indicates a healthy amount of coverage against potential losses for past due loans.

o    FINANCING

The following table sets forth certain information with respect to Corp Banca's sources of financing as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                   CHANGE BETWEEN     PERCENTAGE CHANGE
                                                                    AS OF          2005 AND 2006      BETWEEN 2005 AND
                                          AS OF JUNE 30,2005    JUNE 30, 2006         PERIODS          2006 PERIODS
----------------------------------------  -----------------   ----------------    ---------------    ------------------
Saving accounts and time deposits                 1,827,494           1,471,858          (355,636)             (19.5%)
Current (checking) accounts                         157,416             155,875            (1,541)              (1.0%)
Banker's drafts and other sight deposits            173,410              75,890           (97,520)             (56.2%)
Mortgage bonds                                      287,341             308,083            20,742                7.2%
Domestic borrowings                                 111,715              92,944           (18,771)             (16.8%)
Foreign borrowings                                  279,490             224,483           (55,007)             (19.7%)

Funds in process of settlement                      143,750              26,874          (116,876)             (81.3%)
Current (checking) accounts + other
 sight deposits (*)                                 187,076             204,890            17,815                9.5%

(*) Net from funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) decreased by Ch$452,725 million, or 17.7%, as of June 30, 2006 as compared to June 30, 2005. The main reason for this decrease is that our financing needs have decreased as we have generated cash by gradually liquidating our investment securities position. This decrease was primarily due to a decrease of Ch$355,636 million, or 19.5%, in saving accounts and time deposits. Our foreign borrowings decreased by Ch$55,007 million, or 19.7%, reflecting the decrease in the value of the U.S. dollar as compared to the Chilean peso. Although these decreases have reduced the amount of available cash, the liquidation of the majority of investments in our treasury portfolio, described above, provided us with cash to finance a significant part of our growth and to service our liabilities.

o    SHAREHOLDERS' EQUITY

The capitalization of 50.0% of our 2005 net income at the beginning of 2006, in the amount of Ch$26,316 million, enhanced our ability to grow our loan portfolio and to maintain favorable solvency ratios.

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                             Phone: 56 (2) 687 8000
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With capital and reserves of Ch$389,561 million as of June 30, 2006, we ranked as the fourth largest private bank in Chile and had an equity market share in Chile of 8.2% as of that date according to figures published by the Chilean Superintendency of Banks.

Our Basle Index for the first half of 2006 was 14.4% compared to 13.8% for the first half of 2005.

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                             Phone: 56 (2) 687 8000
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                     FIRST HALF 2006 RESULTS CONFERENCE CALL

You are invited to participate in Corp Banca's conference call on Wednesday, August 2, 2006, at 16:00 p.m. (New York and Santiago time). Mario Chamorro Carrizo, Corp Banca's Chief Executive Officer, will host the call. We suggest that participants call at least 10 minutes prior to the start time. To access the call, please dial as set forth below:

     o    U.S. participants, please dial 1866 819 7111;
     o    U.K. participants, please dial 0800 953 0329; and
     o    Participants outside the U.S. and the U.K., please dial +44 1452 542
          301.

In the event of a problem with the above numbers, participants should dial one of the following numbers and reference "Corp Banca":

     o    U.S. participants: 1866 869 2352;
     o    U.K. participants: 0800 694 1449; and
     o    Participants outside the U.S. and the U.K.: +44 1452 560 304.

For your convenience, a 24-hour instant replay facility will be available, following the completion of the conference call, until Saturday August 5, 2006. To listen to the replay, please call:

     o    U.S. participants: 1866 247 4222; Access Code: 2339939#;
     o    U.K. participants: 0800 953 1533; Access Code: 2339939#; and
     o    Participants outside the U.S. and the U.K.: +44 1452 550 000; Access
          Code: 2339939#.

SLIDES AND AUDIO WEBCAST:

There will also be a live webcast of the conference call with PowerPoint slides through the Internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button "Corp Banca First Half 2006 Results Webcast". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The webcast, together with this press release, will be archived and accessible through Corp Banca's website, www.corpbanca.cl, in the "Investor Relations - Financial Information".

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www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        6
                             Phone: 56 (2) 687 8000
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                  CONSOLIDATED STATEMENTS OF INCOME (unaudited)
     (In millions of Chilean pesos as of June 30, 2006, except percentages)

                                                                                              CHANGE
                                             SIX MONTHS ENDED    SIX MONTHS ENDED    -------------------------
                                              JUNE 30, 2005       JUNE 30, 2006      CH$ MILLIONS         %
------------------------------------------   ----------------    ----------------    -------------    --------
OPERATING INCOME
Net interest revenue                                 55,572.8            51,811.0         (3,761.8)       (6.8%)
Gains from trading activities                         9,359.3             3,381.7         (5,977.6)      (63.9%)
Fees and income from services, net                   10,114.8            13,514.7          3,399.9        33.6%
Foreign exchange transactions, net                     (520.9)              707.7          1,228.6      (235.9%)
Other operating income (loss), net                   (2,032.8)           (5,472.8)        (3,440.0)      169.2%
Gross margin                                         72,493.2            63,942.3         (8,550.9)      (11.8%)

Personnel salaries and expenses                     (18,180.4)          (19,697.3)        (1,516.9)        8.3%
Administrative and other expenses                    (8,167.4)           (9,216.9)        (1,049.5)       12.8%
Depreciation and amortization                        (2,581.9)           (2,587.4)            (5.5)        0.2%
Total operating expenses                            (28,929.7)          (31,501.6)        (2,571.9)        8.9%

Net operating income                                 43,563.5            32,440.7        (11,122.8)      (25.5%)

Provisions for loan losses (*)                       (8,173.4)           (7,788.0)           385.4        (4.7%)

Operating income                                     35,390.1            24,652.7        (10,737.4)      (30.3%)

OTHER INCOME AND EXPENSES
Non-operating income                                  1,280.4             1,355.0             74.6         5.8%
Non-operating expenses                               (2,378.9)           (1,403.3)           975.6       (41.0%)
Income attributable to investments in other
 companies                                               99.1               366.0            266.9       269.2%
Price level restatement                              (2,865.3)           (3,562.8)          (697.5)       24.3%
Total other income and expenses                      (3,864.7)           (3,245.1)           619.6       (16.0%)
Income before income taxes                           31,525.4            21,407.6        (10,117.8)      (32.1%)
Income taxes                                         (6,063.5)           (3,562.9)         2,500.6       (41.2%)
Income after income taxes                            25,461.9            17,844.7         (7,617.2)      (29.9%)
Minority interest                                           -                   -                -           -
Net income                                           25,461.9            17,844.7         (7,617.2)      (29.9%)

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

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www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        7
                             Phone: 56 (2) 687 8000
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
                                                                       AS OF JUNE 30, 2005       AS OF JUNE 30, 2006
                                                                      OR FOR THE SIX MONTHS     OF FOR THE SIX MONTHS
SELECTED PERFORMANCE RATIOS                                                 THEN ENDED               THEN ENDED
-------------------------------------------------------------------   ----------------------    ----------------------
SOLVENCY INDICATORS
Basle index                                                                             13.8%                     14.4%
Shareholders' equity /Total assets                                                      10.3%                     12.3%
Shareholders' equity /Total liabilities                                                 11.5%                     14.0%

CREDIT QUALITY RATIOS
Risk index (1)                                                                           1.6%                      1.5%
Past due loans / Total loans                                                             0.8%                      0.9%
Allowances / Total loans                                                                 1.6%                      1.5%
Allowances / Past due loans                                                            196.3%                    163.5%
Provisions for loan losses / Total loans                                                 0.6%                      0.5%
Provisions for loan losses / Gross margin                                               11.3%                     12.2%
Provisions for loan losses / Net income                                                 32.1%                     43.6%

PROFITABILITY RATIOS
Net interest revenue / Interest-earning assets (2)                                       3.3%                      3.3%
Net interest revenue, as adjusted (3) / Interest-earning assets (2)                      3.3%                      3.2%
Gross margin/ Total assets                                                               3.8%                      3.8%
Gross margin/ Interest-earning assets (2)                                                4.3%                      4.1%
Provisions and charge-off expenses/ Total assets                                         0.4%                      0.5%
ROA (before taxes), over total assets                                                    1.7%                      1.3%
ROA (before taxes), over interest-earning assets (2)                                     1.9%                      1.4%
ROE (before taxes)                                                                      17.2%                     11.0%
ROA, over total assets                                                                   1.3%                      1.1%
ROA, over interest-earning assets (2)                                                    1.5%                      1.1%
ROE                                                                                     13.9%                      9.2%
Earnings from subsidiaries / Investment in subsidiaries                                 12.0%                     42.8%

EFFICIENCY RATIOS
Operating expenses / Total assets                                                        1.5%                      1.9%
Operating expenses/ Total loans                                                          2.1%                      2.1%
Operating expenses / Gross margin                                                       39.9%                     49.3%

Earnings
Earnings per share before taxes (Chilean pesos per share)                               0.28                      0.19
Earnings per ADR before taxes (U.S. dollars per ADR)                                    2.54                      1.72
Earnings per share (Chilean pesos per share)                                            0.22                      0.16
Earnings per ADR (U.S. dollars per ADR)                                                 2.05                      1.44

(1) New risk index considers total loan loss alloawances
(2) Interest-earning assets : Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts

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                             Phone: 56 (2) 687 8000
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                    CONSOLIDATED BALANCE SHEETS (unaudited)
     (In millions of Chilean pesos as of June 30, 2006, except percentages)

                                                                                              CHANGE
                                             SIX MONTHS ENDED    SIX MONTHS ENDED   -------------------------
                                              JUNE 30, 2005       JUNE 30, 2006      CH$ MILLIONS        %
------------------------------------------   ----------------    ----------------    -------------    --------
ASSETS

Cash and due from banks                             235,274.2            79,942.9       (155,331.3)      (66.0%)
Total Loans                                       2,759,785.9         3,005,870.6        246,084.7         8.9%
Provisions                                          (45,284.4)          (46,264.0)          (979.6)        2.2%
Loans, net                                        2,714,501.5         2,959,606.6        245,105.1         9.0%
Loans to financial institutions                      30,576.2            36,002.8          5,426.6        17.7%
Securities trading                                   23,297.3             1,527.5        (21,769.8)      (93.4%)
Investments                                         624,857.8           111,980.2       (512,877.6)      (82.1%)
Financial derivative contracts                        1,822.2             3,816.5          1,994.3       109.4%
Other assets                                        139,869.0            95,474.5        (44,394.5)      (31.7%)
Fixed assets                                         33,995.3            33,950.1            (45.2)       (0.1%)

Total assets                                      3,804,193.5         3,322,301.1       (481,892.4)      (12.7%)

LIABILITIES

Current (checking) accounts                         157,415.7           155,874.7         (1,541.0)       (1.0%)
Saving accounts and time deposits                 2,579,226.3         2,157,360.5       (421,865.8)      (16.4%)
Subordinated bonds                                  193,296.2           226,990.9         33,694.7        17.4%
Borrowings from domestic financial                  111,715.0            92,944.0        (18,771.0)      (16.8%)
institutions
Foreign borrowings                                  279,490.0           224,482.9        (55,007.1)      (19.7%)
Financial derivative contracts                            0.0             1,766.5          1,766.5         0.0%
Other borrowings                                     90,298.7            55,475.7        (34,823.0)      (38.6%)

Total liabilities                                 3,411,441.9         2,914,895.2       (496,546.7)      (14.6%)

Shareholders' equity                                392,751.6           407,405.9         14,654.3         3.7%

Total liabilities and shareholders' equity        3,804,193.5         3,322,301.1       (481,892.4)      (12.7%)

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www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        9
                             Phone: 56 (2) 687 8000

                                                            [LOGO OF CORP BANCA]
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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.


Contacts - CORP BANCA:

                                     Raul Rubel B.
                                     Investor Relations Officer
                                     (56 - 2) 687-6075
                                     raul.rubel@corpbanca.cl

                                     investorrelations@corpbanca.cl

Investor Relations / Media

                                     Nicolas Bornozis
                                     President
                                     Capital Link, Inc. / New York
                                     (212) 661-7566
                                     nbornozis@capitallink.com

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www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                       10
                             Phone: 56 (2) 687 8000